As filed with the Securities and Exchange Commission on July 13 , 2005

Registration No. 333- 126257

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 AMENDMENT NO. 1 TO FORM F-3 /A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEXUS TELOCATION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Korazin Street
Givatayim 53583 Israel
972-3-572-3111
(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
302-738-6680

(Name, address and telephone number of agent for service)

Copies of all Correspondence to:

ORLY TSIONI, ADV.
 Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021 Israel
Tel: 972-3-608-7851

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Dated July 13 , 2005

PROSPECTUS

Nexus Telocation Systems Ltd. 183,103,992 Ordinary Shares

          This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus of up to 183,103,992 ordinary shares (including 110,845,243 ordinary shares issuable upon the exercise of currently exercisable warrants, or currently convertible debt). The registration of these shares does not necessarily mean that any of the selling shareholders will offer or sell their shares.

          The selling shareholders may sell all or any portion of these shares from time to time in (i) open market transactions in the over-the-counter market through the OTC Bulletin Board; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (v) or any other means described in the section entitled “Plan of Distribution.”

          The Company will not receive any of the proceeds from the sale of the ordinary shares offered hereby. We will pay the costs of registering these shares under the prospectus, including legal fees.

          Our ordinary shares currently trade on the OTC Bulletin Board under the symbol “NXUSF.OB” On June 27, 2005 the last reported sale prices of our ordinary shares were $0.12.

                    SEE “RISK FACTORS” BEGINNING ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                    This prospectus does not offer to sell or solicit an offer to buy any security other than the ordinary shares offered by this prospectus. In addition, this prospectus does not offer to sell or solicit any offer to buy any securities to or from any person in a jurisdiction where it is unlawful to make this offer or solicit an offer from a person in that jurisdiction.

               NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is __________, 2005.

          When you are deciding whether to purchase the securities being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

          Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this prospectus are to United States dollars, and references to “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

Our Business

          Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of services to automobile owners and insurance companies.

          Our new strategy was implemented through two acquisitions in Israel and the establishment of a subsidiary in Mexico.

          In June 2004 we purchased all of the outstanding and issued share capital of Pointer (Eden Telecom) Ltd. (renamed in January, 2005 Shagrir Motor Vehicle Systems, or Shagrir) not already held by us. Shagrir was our local Israeli operator and service provider, which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

          In June 2004, we also incorporated a Mexican company, Pointer recuperacion de Mexico SA de CV, or Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and road-side assistance services for vehicle owners using a communication network based on our technology.

          In February 2005, our subsidiary, Shagrir, purchased the assets and activities of Shagrir Towing Services Ltd., and its subsidiary Shagrir (1985) Ltd. (together, Shagrir Towing Services), an Israeli company which provided road-side assistance and towing services, in Israel.

          As a result of the implementation of our strategy, we currently provide a range of services to automobile owners and insurance companies

          As a result of the two acquisitions we made in Israel, Shagrir, is currently the most significant operation we have, and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services.

Recent Developments

          Since January 1, 2004, the following important events have occurred to us:

Employment Agreement with our Chief Executive Officer

          In May 2005, our Board of Directors approved an agreement with Mr. Danny Stern to serve as our chief executive officer. Pursuant to the agreement, Mr. Stern receives an annual gross salary of NIS 540,000 and was granted options to purchase 4,000,000 of our ordinary shares at an exercise price of $0.106 per share, pursuant to our 2003 option plan. Such options can be exercised in full after 48 months of continuous service, with 25% of the options vesting after each 12 month-period of continuous service. In addition, at the end of his first six months period of employment, we have agreed to determine an annual bonus mechanism.

The Purchase of Certain Activities of Shagrir Towing Services by our Subisidiary Shagrir.

          On February 28, 2005 we completed the purchase of the road-side assistance and towing services of Shagrir Towing Services by our subsidiary, Shagrir, in consideration for approximately NIS 200 million. NIS 100 million was funded by a credit line made available by Bank Hapoalim B.M, NIS 40 million was funded by a loan provided by Shagrir Towing Services and approximately NIS 50 million was funded by a group of lenders led by Gandyr Investments Ltd. and Egged Holdings Ltd. In addition we invested an amount of NIS 4,550,000 in the share capital of Shagrir, and provided it with a loan of NIS 5,000,000. As part of the transaction, we granted Bank Hapoalim B.M a two year warrant to purchase up to 10,000,000 of our ordinary shares, at a price per share of $0.18; and granted Shagrir Towing Services a two year warrant to purchase up to 25,000,000 of our ordinary shares, at a price per share of $0.18. Part of the loans provided by the investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. may be converted into our shares and/or the shares of our subsidiary, Shagrir.

—	NIS 100 Million Credit Line from Bank Hapoalim

     Pursuant to the agreement with Bank Hapoalim, we have been provided with an NIS 70 million credit line until March 1, 2013 and an NIS 30 million credit line until March 31, 2007. The sums drawn down will be repaid quarterly from June 30, 2006 at a rate of NIS 1,250,000 per quarter. The interest on the principal sum will be prime +0.5% with respect to the NIS 30 million credit line, and with respect to the NIS 70 million credit line, interest of 7.39% on NIS 35 million and 5.5% and linkage to the Israeli CPI on the remaining NIS 35 million. The interest shall be payable quarterly from June 30, 2005. As security on the loan, Bank Hapoalim has, in addition to the first degree floating charge it has over all the assets of Nexus (i) a first ranking fixed charge over all Shagrir’s rights under the Asset Purchase Agreement, consummated in February 2005, pursuant to which Shagrir purchased certain of the activities and assets of Shagrir Towing Services, (ii) a first ranking mortgage over a certain property in Haifa, Israel; (iii) a first ranking fixed charge over a certain NIS 10 million deposit in a certain bank account; and (iv) a first ranking fixed charge over Nexus’ shareholdings in Shagrir. We have drawn down NIS 100 million under the credit line.

—	NIS 40 million loan by Shagrir Towing Services

     Pursuant to our agreement with Shagrir Towing Services, Shagrir was loaned NIS 40 million, repayable in twenty quarterly installments commencing February 28, 2006 and with interest payable at a rate of 6.5% per annum. As security on the loan, Shagrir Towing Services has a second ranking fixed charge over Shagrir’s rights to proceeds from transactions with Clal Insurance Company Ltd. and The Israel Phoenix Insurance Company Ltd.

—	NIS 50 million loan by Egged and other Investors

     Pursuant to the agreement with Egged, Egged loaned Shagrir NIS 7,275,000, according to which the loan would be repaid over 10 years with 4% interest payable during first 2-years and 7.5% interest payable thereafter. In consideration for the loan Egged was provided with a 24-month option to convert the loan into our ordinary shares or into shares of Shagrir, at its discretion. The loan may be converted by Egged into up to 9,433 ordinary shares of Shagrir. Should Egged wish to convert the loan into shares of Shagrir, 60% of the loan will be converted at price per share of NIS 729, and the remaining 40% will be converted at a price per share ranging from NIS 729 to NIS 937 (according to a sliding scale, where the later the conversion, the higher the share price). The loan may also be converted by Egged into up to 8,888,889 of our ordinary shares (calculated at a price per our ordinary shares of $0.18). Should Egged fail to exercise at least 60% of the option by the end of the 2-year option period, Shagrir has a “Put” option to force Egged to purchase such number of shares in Shagrir that represents 60% of the loan amount.

     Furthermore, pursuant to the agreement with Egged, Egged loaned Shagrir $2 million at an interest rate of LIBOR (3-month) plus 3.5% compounded annually and accrued daily. Interest payments and principal payments shall become payable from February 28, 2008. This loan is convertible into the ordinary shares of Shagrir and/or up to 15,503,875 of our ordinary shares (calculated at a price per our ordinary shares of $0.129), subject to certain conditions.

     In addition, pursuant to an agreement between us, Shagrir and a group of investors, a group of investors agreed to loan Shagrir NIS 29,100,000 repayable in accordance with an agreed quarterly repayment schedule over a period of ten years ranging from approximately NIS 650,000 to NIS 1.5 million (including interest accruing at a rate of 4% per annum for the first two years and 7.5% thereafter). Pursuant to the terms of the agreement, in consideration for the loan, the shareholders received a two year option to (i) purchase up to an aggregate of 35,555,555 of our ordinary shares at a price of $0.18 per share; or purchase shares of Shagrir according to which 60% of the loan will be converted at price per share of NIS 729, and the remaining 40% will be converted at a price per share ranging from NIS 729 to NIS 937 (according to a sliding scale, where the later the conversion, the higher the share price). Should the investors fail to exercise at least 60% of the option by the end of the two-year option period, Shagrir has a “Put” option to force the investors to purchase such number of shares in Shagrir that represents 60% of the loan amount. Pursuant to this agreement, we agreed that for the duration of our cooperation agreement with Shagrir, we will place in escrow our design and production file relating to the design and production of our security products. The file will only be released from escrow in the event that (i) we become insolvent; (ii) fail to provide security products to Shagrir, or (iii) Shagrir’s revenues from its security business are 70% or more of our revenues from our security business, for three consecutive financial quarters. For further information on our cooperation agreement, see Exhibit 10.7 to the accompanying registration statement.

     Moreover, pursuant to an agreement between us, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged, NIS 10 million was loaned to Shagrir, of which we loaned Shagrir NIS 5 million. Interest repayments and repayments of the principal will commence on August 28, 2005. Interest under the loan is payable at a rate of 6.5% per year.

     As security on the loan, Egged and other Investors have (i) a second ranking floating charge over all the property and assets of Shagrir, and (ii) a third ranking fixed charge over Shagrir’s rights to proceeds from transactions with Clal Insurance Company Ltd. and The Israel Phoenix Insurance Company Ltd.

$6 million Investment

          On February 28, 2005, a group of investors, including our controlling shareholder DBSI Investments Ltd, or DBSI, completed a $6 million investment in our share capital. Pursuant to the investment agreements, we issued (i) 71,428,570 of our ordinary shares at a price per share of $0.084 (of which 30,952,381 were issued to Egged Holdings Ltd., or Egged) and (ii) warrants to purchase up to 15,714,286 of our ordinary shares at the same exercise price (of which warrants to purchase up to 6,809,523 of our ordinary shares were issued to Egged), constituting approximately 19.23% of our current issued and outstanding share capital on a fully-diluted basis. Under the terms of the agreements, the warrants are exercisable until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets. The transaction was approved by our shareholders at their annual meeting held on February 1, 2005. In addition, on March 13, 2005, we entered into a joinder agreement with the general manager of Shagrir, Mr. Ofer Lior pursuant to which in consideration for $69,735 we issued Mr. Lior (i) 830,179 of our ordinary shares at a price per share of $0.084 and (ii) a warrant to purchase up to 182,639 of our ordinary shares at the same exercise price, constituting approximately 0.22% of our current issued and outstanding share capital on a fully-diluted basis. This warrant is exercisable by Mr. Lior until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets.

          As part of the investment, DBSI and the major new investor, Egged consummated a shareholders agreement, pursuant to which they agreed to vote their shares jointly in respect of certain matters relating to our company and Shagrir.

Cooperation and Share Exchange Agreements with Shagrir

          On February 25, 2004, we entered into a cooperation agreement with Shagrir, the operator of our system in Israel. As part of this agreement Shagrir renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Shagrir undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Shagrir’s infrastructure network. The term of the agreement is until the end of year 2007.

          Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Shagrir, whereby we increased our holdings in Shagrir from 14% to 100% of its issued share capital. Upon completion of the agreement on June 29, 2004, we purchased all the outstanding shares and options to purchase shares of Shagrir. Upon completion of the transaction, we purchased from certain of Shagrir’s shareholders their rights to repayment by Shagrir of an aggregate of $5,215,043.50 pursuant to loans which they provided to Shagrir. In consideration for the right to receive repayment of the loans, we issued such shareholders 10,430,086 of our ordinary shares, constituting one of our ordinary shares for every $0.50 owed to such shareholders pursuant to the loans. Furthermore, upon completion of the transaction, we provided certain shareholders of Shagrir which provided bank guarantees to Shagrir for an aggregate amount of $1,644,444.50, with an indemnification letter pursuant to which we agreed to indemnify them in the event of the banks exercising their guarantees. In consideration for the indemnification letters provided by us to such shareholders, the number of our ordinary shares that we issued to them pursuant to the aforementioned acquisition transactions was reduced by an aggregate of 2,288,888 ordinary shares, constituting one of our ordinary shares for each $0.50 that we have agreed to indemnify them pursuant to the guarantees. In addition, pursuant to the agreement, a number of options in Shagrir held by its employees were converted into 7,589,620 options of our company, constituting, an aggregate of 1.67% of our current issued share capital on a fully diluted basis. In consideration for all of the above, we transferred a number of our ordinary shares, warrants and employees options with an aggregate value equal to approximately 16.61% of our current issued share capital on a fully diluted basis, including the employees options as mentioned above and warrants to purchase up to 24,778,091 of our ordinary shares at an exercise price of $0.044, exercisable until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets. Prior to the completion of the acquisition, the directors of Shagrir resigned from its board of directors and we assumed full control of Shagrir.

Our Investment in Shagrir

          Prior to the road-side assistance and towing services of Shagrir Towing Services by Shagrir and the related financing, we invested NIS 4,550,000 ($1 million) directly in Shagrir.

Management Services Agreement

          Pursuant to the purchase of the operations and activities of Shagrir Towing Services, the NIS 55 million loans to Shagrir and our NIS 4.55 million investment in Shagrir, Shagrir entered into a management services agreement with Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd. pursuant to which Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd. will provide Shagrir with management services with respect to its business commencing March 1, 2007,in consideration for a management fee of NIS 1 million per year, subject to certain conditions.

Shareholders’ Agreement

          On November 16, 2004, our two major shareholders DBSI and Egged entered into a shareholders’ agreement which included their agreement to vote their shares so that our Board of Directors shall consist of seven directors of whom: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law. DBSI and Egged also agreed that Egged shall have the right to appoint the greater of (i) one director; and (ii) such number of directors which constitute 20% of our representation on the Board of Directors of any of our direct or indirect subsidiaries other than Shagrir. Additionally, DBSI and Egged agreed to vote their shares against any of the following resolutions, unless either party agrees otherwise in a prior written agreement: (i) any distribution of a dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) any increase in our share capital or in the share capital of Shagrir; (iii) entry into or amendment of any shareholders’ agreement to which we is a party; (iv) issuance by us until November 16, 2006 of new shares or other securities convertible into our shares at a pre-money valuation that is lower than our valuation in the February 2005 investment excluding issuance of new options to our employees or the employees of our subsidiaries; (v) approval of certain material transactions such as a merger, sale of at least a substantial amount of our assets, a reorganization, or a liquidation; and (vi) amendment of our Articles of Association or those of any of our subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

Exercise of warrants by Bank Hapoalim and other minority investors

        From January 1, 2004 through June 20, 2005, 17,501,364 warrants were exercised into our ordinary shares, par value NIS 0.03 each. Of these, warrants to purchase 11,051,818 of our ordinary shares were exercised by a cashless exercise into 9,737,409 ordinary shares (of which Bank Hapoalim exercised warrants to purchase 5,113,636 ordinary shares into 4,622,012 ordinary shares), and another 6,449,546 warrants were exercised into ordinary shares, for approximately $284,000.

Incorporation of Local Mexican Operator

          On June 17, 2004 we incorporated a local Mexican operator and service provider, Pointer SA, jointly held by us and our Mexican local partners, 96.5% and 3.5% respectively. On January 25, 2005 we sold to our local partners 28.5% of our holdings in Pointer SA in consideration for its par value and thus we currently hold 68%. Pointer SA offers a broad scope of services, based on our technology and know-how relating to location based services, stolen vehicle retrieval and other value-added services targeting Mexican corporations. Pointer SA commenced operations in February 2005 and is currently in its development phase.

Renewal of Purchase Orders in Venezuela

          In January 2004, the customer in Venezuela renewed its purchase orders after not having ordered from us for approximately two years. In 2004, this customer ordered over US $1 million worth of infrastructure equipment, spare parts and end units. However, due to continuous political and economical uncertainties in Venezuela, we cannot be sure of any further purchase orders from this customer and the timing of such.

Potential Claim

          On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M and the China National Electronics Import Export Beijing Company, or CEIEC. In the claim we requested that the court injunct Bank Hapoalim from paying CEIEC any sums pursuant to a guarantee in the amount of $300,000 in favor of CEIEC provided to it in the framework of a previous transaction, and to injunct CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. We requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim pay it the guarantee. Following a hearing in which CEIEC did not attend, the Tel-Aviv Magistrates Court ruled in our favor on December 31, 2002, granting a permanent injunction prohibiting Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and injuncting CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. We understand that sometime in 2003 CEIEC commenced proceedings in China to which we have not been joined as a party, for payment of the guarantee plus interest at a rate of 0.5% commencing March 2002, and has since received interim judgments in the matter, the exact nature of which are not currently clear to us. In August 2004, Bank Hapoalim informed us, that it may pay CEIEC the guaranteed sum plus interest, and in such an event will request that we indemnify it for the amount paid. In light of the permanent injunction ordered in our favor in 2002, and without our knowledge of the exact nature of the legal proceedings underway between the Bank and CEIEC, since we are not a party to these proceedings, based on our legal advisors’ opinion, we have a good defense against Bank Hapoalim’s claim for indemnification.

          In March, 2005 we filed a claim against CEIEC and a third party with the China International Economic and Trade Arbitration Commission in Beijing, China (“CIETAC”) for approximately $558,000 representing the damages caused to us by the breach of the contract between us ,CEIEC and the third party pursuant to which contract, the guarantee mentioned in the paragraph above was given.

          In June, 2005 CEIEC and the third party filed a counter claim with the CIETAC for repayment of $300,000 relating to the same transaction, plus weekly interest of 0.5% (compounded from February 2002). The counter claim relates to the same amount that CEIEC has claimed from Bank Hapoalim B.M pursuant to the guarantee discussed above. Based on our legal advisors’ opinion, have a good defense against any claim of CEIEC and the third party.

Grant of Options to Employees

          On June 1, 2004, our board of directors resolved to issue to our employees options to purchase approximately 2.2 million of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, at an exercise price of 13.3 cents ($0.133) per share. 44% of the options granted to each employee shall vest on December 31, 2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

Investment in Property and Equipment

          During the years 2004, 2003 and 2002, we had capital expenditures of $0.9 million, $1.1 million and $1.2 million, respectively, related mainly to the installment of equipment used by Tracsat, our subsidiary in Argentina and Pointer SA, our subsidiary in Mexico.

Corporate Information

          Our company was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Nexus Telocation Systems Ltd., and through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. Our shares are publicly traded on the Over-The-Counter Bulletin Board under the symbol NXUS.OB. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Tracsat S.A., are located in Buenos Aires, Argentina. Our Web site is www.nexus.telocation.com. Information on our web site is not incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

          This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

          Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption Risk Factors and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied

          Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

THE OFFERING

Securities offered by the selling shareholders	183,103,992(1)

Ordinary securities outstanding as of June 30, 2005	453,132,327 ordinary shares (1)

OTC Bulletin Board Exchange Symbol	NXUSF.OB

Use of Proceeds	We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

(1)	Including 207,241,244 of our ordinary shares which may be issued upon the conversion of outstanding loans to one of our subsidiaries.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of ordinary shares by our selling shareholders. We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus is a part. In the event any of the warrants or options are exercised we would receive the gross proceeds from such exercise (provided the exercise is for cash) and such proceeds will be used for general corporate purposes including working capital.

CAPITALIZATION

          The following table sets forth our short-term debt, long-term debt, convertible debentures and capitalization as of December 31, 2004 in U.S. dollars on an actual basis:

December 31, 2004

(in thousands)

Short-term debt	7,064
Long term debt	4,572
Total shareholders’ equity	7,086

MARKET PRICE DATA

          Our ordinary shares have traded on the Nasdaq Bulletin Board under the symbol NXUS.OB. since August 2002 and previously traded on the Nasdaq SmallCap Market. The following table sets forth, for the periods indicated, the range of high and low prices of our ordinary shares.

	High	Low

2003
First Quarter	0.24	0.06
Second Quarter	0.28	0.13
Third Quarter	0.26	0.13
Fourth Quarter	0.43	0.14

2004
First Quarter	0.58	0.2
Second Quarter	0.4	0.14
Third Quarter	0.17	0.115
Fourth Quarter	0.14	0.085

2005
January	0.21	0.122
February	0.167	0.135
March	0.142	0.125
April	0.14	0.11
May	0.13	0.10

RISK FACTORS

          An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

RISK FACTORS

          Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks

          General Risks Factors Relating to Our Company

          This annual report and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

          Our strategic decision to focus on being a service provider, providing a range of services to automobile owners and the insurance industry could result in operating difficulties and other adverse consequences.

          Between June 2004 and February 2005, we made two acquisitions in Israel becoming a leading service provider to automobile owners and insurance companies in Israel, through our currently wholly owned subsidiary Shagrir Motor Vehicle Systems Ltd. (formerly known as Pointer (Eden Telecom Group) Ltd.), or Shagrir:

—        In June 2004 we purchased all of the outstanding and issued shares of Pointer (Eden Telecom Group) Ltd. (renamed in January 2005, Shagrir Motor Vehicle Systems Ltd.) not already held by us. Shagrir was our local Israeli operator which provided a broad scope of services, based on our technology and know-how relating mainly to location based services, stolen vehicle retrieval and security markets.

—        In February 2005, pursuant to an Asset Purchase Agreement, our subsidiary, Shagrir, purchased certain of the activities and assets of Shagrir Towing Services Ltd. and its subsidiary, Shagrir (1985) Ltd. (together, Shagrir Towing Services). The business activities acquired by Shagrir constitute all of the road-side assistance and towing services of Shagrir Towing Services, which are sold to insurance companies and are provided to approximately 700,000 subscribers throughout Israel and include a fleet of approximately 120 service cars, mobile garages and towing vehicles. The assets and activities of Shagrir Towing Services have been integrated into our wholly-owned subsidiary Shagrir.

          Currently Shagrir business is expected to materially influence our business and is expected to account for the majority of our business and revenues in the foreseeable future.

          In June 2004, we also incorporated a Mexican company, Pointer recuperacion de Mexico S.A. de C.V., or Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and road-side assistance services, targeting Mexican corporations. Pointer SA became operational in February 2005 and is still in its development stage.

          The process of integrating Shagrir and Pointer SA into our business is risky and may create unforeseen operating difficulties and expenses resulting from management time and efforts required to ensure successful integration. As we have limited experience in managing such processes, the anticipated benefits of these acquisitions and the incorporation of Pointer SA may not be realized. Failure to integrate the operations of Shagrir and Pointer SA into our business may have a material adverse affect on our financial condition.

          We have a history of net losses.

          With the exception of 2003, we have incurred a net loss in each year of our existence. While in 2003, we had net income of $5.3 million, this resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations, offset by a $3.3 million loss from continuing operations. In December 2004, our accumulated deficit was approximately $87.7 million. As a result of our acquisition in June 2004 of Shagrir, we have consolidated into our financial reports the results of a company which, prior to 2004, had never recorded net profits and which had at the time of the acquisition and continues to have a working capital deficiency. Although the business activities of Shagrir Towing Services acquired by Shagrir are profitable and are currently being integrated into Shagrir, we expect to continue to sustain net losses in the foreseen future following the acquisition mainly as a result of the amortization of intangible assets acquired in connection with the acquisition of Shagrir and the acquisition of the activities and assets of Shagrir Towing Services, as well as the increased financial burden associated with such acquisitions, including the increase in working capital deficiency (see “Prospectus Summary - Recent Developments”). If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

          Our future operations depend on our ability to obtain additional financing.

          We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. Pursuant to a series of investments from March through October 2003, we issued a number of our ordinary shares and warrants with an aggregate value equal to approximately 32.5% of our current issued and outstanding capital, on a fully diluted basis. In April 2004, we purchased all of the securities of Shagrir not already held by the Company, in consideration for the issuance of a number of ordinary shares and warrants with an aggregate value equal to approximately 16.61% of our current issued and outstanding share capital, on a fully diluted basis. In February 2005, we raised $6 million additional capital among others in order to partly finance our acquisition of the road-side assistance and towing services of Shagrir Towing Services, and accordingly issued 71,428,570 of our ordinary shares and warrants to purchase up to 15,714,286 of our ordinary shares to various investors constituting 19.23% of our current issued and outstanding share capital (assuming the exercise of all of the warrants). Also in February 2005, our subsidiary Shagrir was loaned approximately NIS 100 million in convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. Pursuant to these transactions we agreed to register for resale our ordinary shares issued to our investors, our ordinary shares issuable to our investors pursuant to the exercise of warrants and our ordinary shares issuable to lenders pursuant to the conversion of the convertible debt. As a result, we currently have outstanding effective registration statements covering 254,086,376 of our securities (excluding 15,000,000 of our ordinary shares underlying registered options) and are registering in the accompanying registration statement a further 154,178,410 of our securities (for further information regarding agreements relating to the acquisition of the road-side assistance and towing services of Shagrir Towing Services, see “Prospectus Summary – Recent Developments”). We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all. As a result of the registration statements that we currently have outstanding and are filing together with this prospectus, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. Additionally, should any of Shagrir’s lenders convert their debt into ordinary shares of Shagrir, this may substantially dilute our interest in Shagrir thereby reducing or eliminating our ability to control its operations. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

          Due to the downturn in the world economy over recent years, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general may affect our ability to obtain additional financing at favorable terms.

          Shagrir has significant loans which it is required to repay in accordance with a strict schedule

          In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services, it received a NIS 100 million credit facility from Bank Hapoalim, a NIS 40 million loan from Shagrir Towing Services and approximately NIS 50 million was loaned to it from a group of our shareholders led by Gandyr Investments Ltd. and Egged Holdings Ltd. Should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan and should a lender refuse to amend the relevant repayments schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations. This may have a material adverse affect on our financial condition. For further information on these loans, see “Prospectus Summary - Recent Developments”.

          We depend on a small number of customers.

          We depend on a small number of customers and our future depends on our ability to maintain our existing customers and attract new customers. For the twelve months ended December 31, 2004, four of our customers accounted for approximately 31% of our revenues. (See further Notes 1(g) and 15(b)(3) of our consolidated financial statements). As a result of our acquisition of the activities of Shagrir Towing Services, we anticipate that the customers which will account for the majority of our revenues in future years will be Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. Should Israeli insurance companies which currently purchase these services, or any other of our major customers reduce or cancel their purchases, our financial condition may be materially adversely affected.

          We depend on others to manufacture our systems and we rely on a single-source supplier for the manufacture of our end units.

          We do not have manufacturing facilities for our location based system, or LBS end unit devices. Most of the components of our systems are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

—	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;
—	reduced manufacturing flexibility due to last moment quantity changes;
—	transportation delays;
—	political and economic disruptions;
—	the imposition of tariffs and export controls on such products;
—	work stoppages;
—	changes in government policies; and
—	the loss of molds and tooling in the event of a dispute with a manufacturer.

          Our agreements with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period.

          We rely on operators of existing paging networks to provide our Location Based Solution systems.

          One of the benefits of our automatic vehicle location (AVL) and Industrial and Monitoring Control (IMU) systems is that they utilize existing one-way paging networks, as their down-link interface, and therefore do not require a relatively large initial investment in infrastructure. In order for us to take advantage of this benefit, domestic operators of our system will need to enter into and maintain strategic relationships with wireless communications companies that control existing paging infrastructure or already provide one-way paging services to large numbers of customers. Should they fail to maintain such relationships with wireless communication companies, our business would be adversely affected.

          We may not be able to successfully compete in the extremely competitive markets for our products and services.

          We face intense competition in the markets in which we operate.

          In Israel, our primary competitors are Europe Assistance Israel, Shlomo-SIXT and MEMSI, all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran is our main direct competitor in the stolen vehicle retrieval services market.

          Our primary competitors in the other geographical markets in which we currently operate are mainly Lo-Jack globally and Ituran in Argentina. Some offer a similar solution to ours in these markets and others, like Lo-Jack, use a VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

          In addition, in these markets and also some other potential markets, some primary location based service providers who directly or indirectly compete with us employ other technologies, such as a combination of GPS (satellite-based location technology) over cellular-like systems. These systems use commonly existing infrastructure, which offer location based services, which conform with the recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities (using cell-id. technology).

          Should any of our competitors in Israel or globally successfully provide a broader, more efficient or attractive combination of services to insurance companies and automobile owners, our business results could be materially adversely affected.

          Most of our competitors have substantially greater capital resources and significant research and development staffs, facilities, marketing and distribution networks, name recognition and extensive customer bases. While we plan to continue to improve our services and maintain our marketing efforts, we cannot guarantee that we will grow or even maintain our customer base or we may need to invest more in our efforts to do so.

          We are subject to several risks as a result of our international sales

          Systems based on our products and systems are currently installed in, Israel, Argentina, Venezuela, Mexico, Russia, Chile and China. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—

A severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results during 2002. This was mainly due to Tracsat’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.

—

Due to the current political instability in Venezuela, the Venezuelan government has imposed foreign exchange controls, which have effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela during 2003.

          The technology and standards in the industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

          The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

          We cannot assure you that we will timely or successfully develop new or enhanced products, which will effectively compete with such potential new products. Our business will be negatively impacted if we do not develop technologically competitive products that respond to customer needs and are priced competitively.

          Our products employ proprietary technology, which is difficult to protect and which may infringe on the intellectual property rights of third parties.

          Our success and our ability to compete in the LBS sector greatly depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

—	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;
—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;
—	measures like entering into non-disclosure agreements afford only limited protection;
—	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and
—

our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

          In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

          The use of our systems is subject to international regulations.

          The use of our LBS systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

          Our potential growth in the geographical territories where we do not control the domestic operator depends, to a great extent, on the success of the domestic operators of our system in commercializing our technology and marketing their services.

          The commercialization of our LBS systems and other services in each territory in which we operate is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructure and end units, and market their services in their territories. With the exception of Tracsat, our Argentinean subsidiary, Pointer SA our Mexican subsidiary, and Shagrir our Israeli subsidiary we do not control any of the other operators. The implementation of the operators’ business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from royalties, where applicable, from such territories will be dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations that we do not control are essentially limited to Venezuela, Russia, China and Chile, while we do control such operations in Israel, Mexico and Argentina. If we were to experience any setbacks regarding such operators, this would have a material adverse effect on our business.

          We may not be able to retain or attract key managerial, technical and research and development personnel that we need to succeed.

          Our success has largely depended and will depend in the future on our skilled professional and technical employees, substantially all of whom have written employment agreements. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees, as we require them.

          High levels of inventory could adversely affect our gross margins.

          Should we fail to meet sales forecasts or suffer cancellations of orders from customers, we may find ourselves with a higher level of inventory than we currently need. For the twelve months ended December 31, 2004, we incurred inventory write-offs of $0.479 million. As a result of a high level of inventory, we may be exposed to the risk of a decrease in the value of the inventory should the price of this inventory drop, causing our gross margins to be adversely affected. Furthermore, in the event that we maintain large amounts of inventory, certain products might be rendered obsolete due to modification and improvement of our products, which might cause us to continue to incur inventory write-offs.

          Our major shareholders have a controlling stake in our company.

          Pursuant to the share purchase agreement of March 2003 wherein DBSI Investments Ltd., or DBSI and other investors invested approximately $2.6 million in our company, the investments completed in second half of 2003, wherein DBSI and other investors invested approximately $1.2 million, and the share purchase agreement consummated in February 2005, in which DBSI invested a further $1 million, DBSI currently owns approximately 25.38% (on a fully diluted basis), of our issued and outstanding shares. Pursuant to the Shareholders’ Agreement between DBSI and Egged Holdings Ltd., or Egged, DBSI also has the right to appoint four out of our seven directors on our Board of Directors, and thus effectively controls our Board of Directors. In addition, under the Shareholders’ Agreement with Egged, DBSI will vote its shares in favor of one director nominated by Egged. According to the terms of the Shareholders’ Agreement, Egged and DBSI will also vote their shares against certain resolutions brought to our shareholders for a resolution, such as new share issuances, increases in our share capital and certain transactions, unless they agree to vote otherwise. As a result, DBSI and Egged have the ability to control material decisions requiring the approval of our shareholders. For further information on the Shareholders’ Agreement between DBSI and Egged, see “Prospectus Summary - Recent Developments”.

Risk Factors Relating to our Ordinary Shares

          We do not expect to distribute cash dividends.

          We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

          The market price of our ordinary shares has been, and may continue to be, very volatile.

          The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

—	Macro changes and changes in market share in the markets in which we provide services and products.
—	announcements of technological innovations or new products by us or our competitors;
—	developments or disputes concerning patents or proprietary rights;
—	publicity regarding actual or potential results relating to services rendered by us or our competitors;
—	regulatory development in the United States, Israel and other countries;
—	events or announcements relating to our collaborative relationship with others;
—	economic, political and other external factors;
—	period-to-period fluctuations in our operating results; and
—	substantial sales by significant shareholders of our ordinary shares which are currently or are in the process of being registered.

          In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of many companies and companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

          Our shares have been delisted from the Nasdaq SmallCap Market.

          In August 2002, our shares were delisted from the Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board as a result of our failure to comply with the net tangible assets or stock holders equity requirements for continued listing set forth in NASDAQ Marketplace Rule 4310(c)(2)(B). Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and in obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

          Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

          Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2005 was 147,233 shares. The high and low bid price of our ordinary shares for the last two years has been $0.58 and $0.08, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

          Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

          Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

—	With a price of less than $5.00 per share;
—	That are not traded on a “recognized” national exchange;
—	Whose prices are not quoted on the NASDAQ automated quotation system; or
—

In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

          Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our ordinary shares by reducing the number of potential investors. This may make it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them. This could cause our share price to decline.

          Corporate governance scandals and new legislation could increase the cost of our operations.

          As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased and may continue to increase in the near future. Legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

          We do not publicize our quarterly financial statements.

          As a foreign private issuer, we are only required to publicize our annual financial statements. However, until 2002, we disclosed unaudited quarterly financial statements as a customary practice. In order to minimize general costs, we decided, in 2003, to discontinue this practice. As of January 1, 2003, we only publish our annual financial information as required by law and unaudited semi-annual financial statements. As a result, investors are no longer able to receive periodic financial information on a quarterly basis. This will affect their ability to assess the condition of our results and operations.

Risk Factors Relating to Our Operations in Israel

          Conditions in Israel affect our operations.

          We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations and the operations of Shagrir, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been reviewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees and subcontractors are located in Israel, which could still face a renewal of civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

          Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Recently, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

          The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

          A part of our costs in Israel are not denominated in dollars and may be influenced from the rate of devaluation of the New Israeli Shekel. This exposes us to market risk from changes in foreign exchange rates as against the U.S. dollar, as our dollar costs in Israel may increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. In the twelve months ended December 31, 2004, the Israeli economy recorded inflation of approximately 1.2% and the U.S. dollar devalued against the NIS by approximately 1.65%, this is not typical. For further discussion of such devaluation, see Item 5, “Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets and Item 11, “Quantitative and Qualitative Disclosures About Market Risk”. There can be no assurance that we will not incur losses from such fluctuations in the future.

          We may not be eligible to receive grants or programs provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

          We have received certain grants and programs from the Israeli Government, the European Union and the BIRD Foundation. Some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet certain conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs and pay higher royalties. We cannot guarantee that these grants and programs will be continued in the future, at their current or historical levels or at all. If these grants and programs are ended, our business, financial condition and results of operations could be adversely affected.

          Service and enforcement of legal process.

          Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

SELLING SHAREHOLDERS

The table below sets forth:

—	the names of each of the selling shareholders;
—	the number of ordinary shares beneficially owned by the selling shareholders, as of June 1, 2005;
—	the percentage of our outstanding ordinary shares beneficially owned by each of the selling shareholders as of June 1, 2005;
—	the number of ordinary shares that each selling shareholder is offering under this prospectus;
—	the number of ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus; and
—	the percentage of our outstanding ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus.

           All of the shares registered hereunder (including 110,845,243 ordinary shares issuable upon the exercise of currently exercisable warrants, or currently exercisable debt) may be sold by certain selling shareholders who acquired their shares pursuant to the Purchase Agreement and subsequent investment agreement.

          Except as noted below, none of these selling shareholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our ordinary shares.

	Securities Beneficially Owned		Securities	Securities Beneficially Owned
	Prior to Offering		Being Offered	upon completion of offering

Names	Number	Percentage[1]	Number	Number	Percentage[1]

Egged Holdings Ltd[2] 142 Menachem Begin St Tel Aviv, Israel	62,154,669[3]	22.43%	62,154,669[3]	–	–

DBSI Investments Ltd.[4] 85 Medinat Hayehudim St Herzeliya, Israel	114,978,356[5]	39.66%	14,523,810[6]	100,454,546[7]	34.97%

Jacktar Limited Unit 1300 Summerhill Business Park, Victoria Road, Douglas, Isle of Man	2,904,761[8]	1.18%	2,904,761[8]	–	–

Ziv Gani 27 Elizabeth News London, England	726,190[9]	0.3%	726,190[9]	–	–

Shrem, Fudim, Kelner – Founders Group II L.P. 21 Ha’arba’ah Street Tel Aviv, Israel	2,904,761[10]	1.18%	2,904,761[10]	–	–

The Canada-Israel Opportunity Fund III 21 Ha’arba’ah St, Tel Aviv, Israel	2,904,761 [11]	1.18%	2,904,761[11]	–	–

The Canada-Israel Opportunity Fund IV 21 Ha’arba’ah St, Tel Aviv, Israel	1,452,381[12]	0.59%	1,452,381[12]	–	–

M. Wertheim (Holdings) Ltd. 7 Zabotinski St Ramat Gan, Israel	18,553,794[13]	6.79%	3,630,952 [14]	14,922,842[15]	5.9%

Abraham Shani 38 Rotschild Street Nes Ziona, Israel	1,452,381[16]	0.59%	1,452,381[16]	–	–

Avshalom Herscovich 46 Mordechai Zaira Tel Aviv, Israel	290,476[17]	0.12%	290,476[17]	–	–

Leon Recanati 27 Yoav St Tel Aviv, Israel	1,089,286[18]	0.44%	1,089,286[18]	–	–

Danan Investments Ltd. 3 Azrieli Center Tel Aviv, Israel	145,238[19]	0.06%	145,238[19]	–	–

Daphna Wolfhart 10 Oscar Schindler St Tel Aviv, Israel	290,476[20]	0.12%	290,476[20]	–	–

DIM Risk Management Ltd. 93 Ramat Yam St Herzliya, Israel	1,452,381[21]	0.59%	1,452,381[21]	–	–

Jonathan Irroni 18 Asael St Tel Aviv, Israel	544,643[22]	0.22%	544,643[22]	–	–

Israel Yovel 64 Kaplan St Herzeliya, Israel	544,643[23]	0.22%	544,643[23]	–	–

Menorah Insurance Company Ltd. 115 Allenby St Tel Aviv, Israel	14,523,810[24]	5.84%	14,523,810[24]	–	–

Ofer Lior Beit Lehem Haglilit, 36007, Israel.	1,012,818[25]	0.41%	1,012,818[25]	–	–

Gandyr Investments Ltd. 85 Medinat Hayehudim Street, Herzlia, Israel	18,333,715[26]	6.94%	18,333,715[26]	–	–

Govli Ltd. 31 Lehi Street Bnei Berak Israel	10,555,479[27]	4.12%	10,555,479[27]	–	–

Sulam Financial Holdings Ltd. 85 Medinat Hayehudim Street, Herzlia, Israel	6,666,361[28]	2.64%	6,666,361[28]	–	–

Bank Hapoalim BM 41 ShderotRotshild Street, Tel Aviv, Israel	14,622,012[29]	5.71%	10,000,000[29]	4,622,012	1.88%

Shagrir Motor Vehicle Systems Ltd. 8 Hanapach Street, Hulon, Israel	25,000,000[30]	9.23%	25,000,000[30]	–	–

(1)

Percent of shares beneficially owned prior to and after this offering has been determined based on 245,891,084 shares outstanding as of June 27, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(2)

Egged is a controlling shareholder of our company. Does not include the shares held by DBSI and covered by the November 16, 2004, shareholders’ agreement between DBSI and Egged. For additional information on the shareholders’ agreement between DBSI and Egged see “Prospectus Summary – Recent Developments.”

(3)	Includes 24,392,765 ordinary shares issuable upon the conversion of currently convertible outstanding loans and 6,809,523 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(4)

DBSI is a controlling shareholder of our company. Does not include the shares held by Egged and covered by the November 16, 2004, shareholders’ agreement between DBSI and Egged. For additional information on the shareholders’ agreement between DBSI and Egged see “Prospectus Summary – Recent Developments.” Pursuant to a voting agreement between DBSI and Egged, DBSI may be deemed to hold 39.1% of our actual voting power on a fully diluted basis.

(5)	Includes 43,982,685 ordinary shares issuable upon the exercise of currently exercisable warrants.

(6)	Includes 2,619,048 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(7)	Includes 41,363,637 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(8)	Includes 523,809 ordinary shares issuable upon the exercise of a currently exercisable warrant
(9)	Includes 130,952 ordinary shares issuable upon the exercise of a currently exercisable warrant
(10)	Includes 523,809 ordinary shares issuable upon the exercise of a currently exercisable warrant
(11)	Includes 523,809 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(12)	Represents 261,905 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(13)	Includes 7,452,989 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(14)	Includes 654,762 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(15)	Includes 6,888,227ordinary shares issuable upon the exercise of a currently exercisable warrant.
(16)	Includes 261,905 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(17)	Includes 52,381 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(18)	Includes 196,429 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(19)	Includes 26,190 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(20)	Includes 52,381 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(21)	Includes 261,905 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(22)	Includes 98,214 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(23)	Includes 98,214 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(24)	Includes 2,619,048 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(25)	Includes 182,639 ordinary shares issuable upon the exercise of a currently exercisable warrant.
(26)	Includes 18,333,715 ordinary shares issuable upon the conversion of a currently convertible loan.
(27)	Includes 10,555,479 ordinary shares issuable upon the conversion of a currently convertible loan.
(28)	Includes 6,666,361 ordinary shares issuable upon the conversion of a currently convertible loan.
(29)	Includes 10,000,000 ordinary shares issuable upon the conversion of a currently convertible loan.
(30)	Includes 25,000,000 ordinary shares issuable upon the conversion of a currently convertible loan.

PLAN OF DISTRIBUTION

          This prospectus relates to the offer and sale of ordinary shares and ordinary shares issuable upon the exercise of warrants by the selling shareholders named herein. As used herein, “selling shareholder” includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares received after the date of this prospectus from the named selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares offered by this prospectus, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares offered hereby which will be borne by the selling shareholders. Sales of the ordinary shares offered hereby may be effected by the selling shareholders from time to time (i) in one or more types of transactions through the OTC Bulletin Board; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices. Such transactions may or may not involve brokers or dealers.

          The selling shareholders may effect these transactions by selling the ordinary shares offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the ordinary shares offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

          The selling shareholders and any broker-dealers that act in connection with the sale of the ordinary shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2 (11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ordinary shares offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares offered hereby.

          Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

          Subject to the limitations on the transfer of their shares (see “Selling Shareholders” above), the selling shareholders also may resell all or a portion of the ordinary shares offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

          Upon our being notified by any of the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

—	the name of the selling shareholder and of the participating broker-dealer(s);
—	the number and type of securities involved;
—	the initial price at which such securities were sold;
—	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
—	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
—	other facts material to the transaction.

          To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

Expenses of the Offering

          We have incurred, or will incur, approximately $131,000 of expenses in connection with the sale of the ordinary shares covered by this prospectus. We have agreed to incur all of such costs on behalf of the selling shareholders.

DESCRIPTION OF SHARE CAPITAL

          The description of our share capital contained in Item 1 of our registration statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act is hereby incorporated by reference.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

          Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

          Under Israeli law and our company’s Memorandum and Articles of Association both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

LEGAL MATTERS

          Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. This opinion addresses the authorization and legality of the issuance of the securities registered hereunder.

EXPERTS

          The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2004 have been audited by Kost Forer Gabbay and Kasierer (formerly Kost, Forer & Gabbay ), a member of Ernst & Young Global, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MATERIAL CHANGES

          Except as otherwise described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2004.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

          We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of the assets of such persons and of ours are located outside the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, see “Risk Factors–Service of Process and Enforcement of Judgments.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

          We make available annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to “dollars” or “$” in this prospectus are to United States dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels. You may read and copy any document we file with the SEC at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our ordinary shares are listed on the OTC Bulletin Board, under the symbol “NXUS.OB” All documents that we have filed on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

          Form F-3 Registration Statement.  We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

          Incorporation of Certain Information by Reference. The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered. In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus. These documents contain important information about us and our financial condition.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on June 30, 2005;

—

The description of our securities contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

          You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

Nexus Telocation Systems Ltd. 1 Korazin Street Givatayim Israel 53583 972-3-572-3111

183,103,992 ORDINARY SHARES

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

__________, 2005

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Israeli Companies Law, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company.

2.

enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

	(a)	the breach of his duty of care to the company or any other person;

(b)

the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

	(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)

monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

(b)

reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

          The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

          The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

—	a breach of his fiduciary duty, except to the extent described above;

—	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

—	an act or omission done with the intent to unlawfully realize personal gain; or

—	a fine or monetary settlement imposed upon him.

          Under the Companies Law, the term “office holder” includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

          The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

          Our Articles of Association have been amended to allow for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent provided for by the Companies Law. We have entered into an insurance contract for directors and officers.

ITEM 9.	EXHIBITS

4.1	*	Memorandum of Association filed by us as Exhibit 3.1 to the our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

4.2	*	Amended Articles of Association, adopted August 26, 2003.

4.3	*	Specimen of Certificate for Ordinary Shares

5.1	*****	Opinion of Yigal Arnon & Co

10.1	****	English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Delek Real Estate Ltd. dated February 23, 1998, as amended on March 5, 2003 (original language – Hebrew)

10.2	**	Manufacturing and Purchase Agreement, dated as of January 15, 2002, by and among AMS Electronics Ltd., Nexus Data Inc., Nexus Data (1993) Ltd and us

10.3	**	Amendment to Manufacturing and Purchase Agreement, dated March 12, 2003, by and among AMS Electronics Ltd and us

10.4	***	English summary of the lease agreement by and between Yahalomei Givatayim and us, dated June 15, 2002 (original language – Hebrew).

10.5	****	English Summary of the Lease Agreement by and between Shagrir and Menasheh Mashiach, Tzion Mashiach and Eliahu Mashiach, dated July 24, 2002 (original language – Hebrew).

10.6	****	Management Services Agreement by and between DBSI and us, dated August 6, 2003.

10.7	****	English Summary of the Cooperation Agreement by and between Shagrir and us, dated February 25, 2004.

10.8	****	Share Exchange Agreement by and between the Shareholders of Shagrir and us, dated April 25, 2004.

10.9	****	English Summary of the Convertible Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004 (original language – Hebrew).

10.10	****	Registration Rights Agreement by and among Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004.

10.11	****	Share Purchase Agreement between Egged and us, dated November 16, 2004 (including Joinder Agreements thereto).

10.12	****	English Summary of the Convertible Loan Agreement by and among Shagrir, Egged and us, dated November 16, 2004 (original language – Hebrew).

10.13	****	English Summary of the Management Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd. Sulam Financial Holdings Ltd. and Egged, dated November 16, 2004 (original language – Hebrew).

10.14	****	English Summary of the Management Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

10.15	****	English Summary of the Loan Consolidation Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

10.16	****	English Summary of the Loan Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

10.17	****	English Summary of the Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd., Egged and us, dated November 16, 2004 (original language – Hebrew).

10.18	****	English Summary of the Letter Agreement by and between Shagrir and Bank Hapoalim Ltd., dated November 16, 2004 (original language – Hebrew).

10.19	****	Shareholders’ Agreement by and between DBSI and Egged, dated November 16, 2004 (as amended on January 30, 2005).

10.20	****	English Summary of the Asset Purchase Agreement by and among Shagrir Towing Services and Shagrir, dated January 3, 2005 (original language – Hebrew).

10.21	****	English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew).

10.22	****	English Summary of the Asset Purchase Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew).

10.23	****	English Summary of the Assignment Agreements by and among Shagrir Towing Services, Shagrir and Certain Israeli Insurance Companies, dated January through February 2005 (original language – Hebrew).

10.24	****	English Summary of the Management Agreement by and between Shagrir and Dekalog Focused Management Ltd., dated February 28, 2005 (original language – Hebrew).

10.25	****	English Summary of the Employment Agreement by and between Mr. Offer Lior and us, dated February 28, 2005 (original language – Hebrew).

10.26	****	English Summary of the Employment Agreement by and between Mr. Danny Stern and us, dated May 23, 2005 (original language – Hebrew).

23.1		Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

23.2	*****	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel)

23.3	*****	Consent of Fahn Kanne & Co. Certified Public Accountants (Israel)

23.4	*****	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

23.5	*****	Consent of Salles, Sainz – Grant Thornton, S.C. Certified Public Accountants (Mexico).

24		Power of Attorney (included on signature page hereof)

* Incorporated by reference to Registrant’s Registration Statement on Form F-1, File No. 33-76576, as amended, filed with the Commission on June 10, 1994.

** Incorporated by reference to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002.

*** Incorporated by reference to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003.

**** Incorporated by reference to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004.

***** Incorporated by reference to Registrant's Registration on Form F-3 File No.333-126257 as filed with the Securities Exchange Commission on June 30, 2005.

ITEM 10.	UNDERTAKINGS

                    (a)     The undersigned Registrant hereby undertakes:

                    (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                    (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                    (4)     To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

          (b)     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Givatayim, Israel, on July 13 , 2005.

NEXUS TELOCATION SYSTEMS LTD.

By: /s/ Ronen Stein

Ronen Stein Chief Financial Officer (Principle Accounting Officer)

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* /s/ Yossi Ben Shalom	Chairman of the Board of Directors	July 13 , 2005

Yossi Ben Shalom

* /s/ Daniel Stern	President and Chief Executive Officer	July 13 , 2005

Daniel Stern

* /s/ Ronen Stein	Chief Financial Officer	July 13 , 2005
(Principle Accounting Officer)
Ronen Stein

* /s/ Barak Dotan	Director	July 13 , 2005

Barak Dotan

* /s/ Ken Lalo	Director	July 13 , 2005

Ken Lalo

* /s/ Yoel Rosenthal	Director	July 13 , 2005

Yoel Rosenthal

* /s/ Opher Linchevski	Director	July 13 , 2005

Opher Linchevsk

* /s/ Alicia Rotbard	Independent Director	July 13 , 2005

Alicia Rotbard

* /s/ Ben Ami Gov	Independent Director	July 13 , 2005

Ben Ami Gov

* By: /s/Ronen Stein —————————————— Attorney-in Fact

U.S. Authorized Representative:

/s/ Puglisi & Associates

By: Donald J. Puglisi
Title: Managing Director
July 13 , 2005

EXHIBIT INDEX

4.1	*	Memorandum of Association filed by us as Exhibit 3.1 to the our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

4.2	*	Amended Articles of Association, adopted August 26, 2003.

4.3	*	Specimen of Certificate for Ordinary Shares

5.1	*****	Opinion of Yigal Arnon & Co

10.1	****	English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Delek Real Estate Ltd. dated February 23, 1998, as amended on March 5, 2003 (original language – Hebrew)

10.2	**	Manufacturing and Purchase Agreement, dated as of January 15, 2002, by and among AMS Electronics Ltd., Nexus Data Inc., Nexus Data (1993) Ltd and us

10.3	**	Amendment to Manufacturing and Purchase Agreement, dated March 12, 2003, by and among AMS Electronics Ltd and us

10.4	***	English summary of the lease agreement by and between Yahalomei Givatayim and us, dated June 15, 2002 (original language – Hebrew).

10.5	****	English Summary of the Lease Agreement by and between Shagrir and Menasheh Mashiach, Tzion Mashiach and Eliahu Mashiach, dated July 24, 2002 (original language – Hebrew).

10.6	****	Management Services Agreement by and between DBSI and us, dated August 6, 2003.

10.7	****	English Summary of the Cooperation Agreement by and between Shagrir and us, dated February 25, 2004.

10.8	****	Share Exchange Agreement by and between the Shareholders of Shagrir and us, dated April 25, 2004.
10.9	****	English Summary of the Convertible Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004 (original language – Hebrew).

10.10	****	Registration Rights Agreement by and among Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004.

10.11	****	Share Purchase Agreement between Egged and us, dated November 16, 2004 (including Joinder Agreements thereto).

10.12	****	English Summary of the Convertible Loan Agreement by and among Shagrir, Egged and us, dated November 16, 2004 (original language – Hebrew).

10.13	****	English Summary of the Management Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd. Sulam Financial Holdings Ltd. and Egged, dated November 16, 2004 (original language – Hebrew).

10.14	****	English Summary of the Management Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

10.15	****	English Summary of the Loan Consolidation Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

10.16	****	English Summary of the Loan Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

10.17	****	English Summary of the Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd., Egged and us, dated November 16, 2004 (original language – Hebrew).

10.18	****	English Summary of the Letter Agreement by and between Shagrir and Bank Hapoalim Ltd., dated November 16, 2004 (original language – Hebrew).

10.19	****	Shareholders’ Agreement by and between DBSI and Egged, dated November 16, 2004 (as amended on January 30, 2005).

10.20	****	English Summary of the Asset Purchase Agreement by and among Shagrir Towing Services and Shagrir, dated January 3, 2005 (original language – Hebrew).

10.21	****	English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew).

10.22	****	English Summary of the Asset Purchase Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew).

10.23	****	English Summary of the Assignment Agreements by and among Shagrir Towing Services, Shagrir and Certain Israeli Insurance Companies, dated January through February 2005 (original language – Hebrew).

10.24	****	English Summary of the Management Agreement by and between Shagrir and Dekalog Focused Management Ltd., dated February 28, 2005 (original language – Hebrew).

10.25	****	English Summary of the Employment Agreement by and between Mr. Offer Lior and us, dated February 28, 2005 (original language – Hebrew).

10.26	****	English Summary of the Employment Agreement by and between Mr. Danny Stern and us, dated May 23, 2005 (original language – Hebrew).

23.1		Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

23.2	*****	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel)

23.3	*****	Consent of Fahn Kanne & Co. Certified Public Accountants (Israel)

23.4	*****	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

23.5	*****	Consent of Salles, Sainz – Grant Thornton, S.C. Certified Public Accountants (Mexico).

24		Power of Attorney (included on signature page hereof)

* Incorporated by reference to Registrant’s Registration Statement on Form F-1, File No. 33-76576, as amended, filed with the Commission on June 10, 1994.

** Incorporated by reference to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002.

*** Incorporated by reference to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003.

**** Incorporated by reference to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004.
***** Incorporated by reference to Registrant's Registration on Form F-3 File No.333-126257 as filed with the Securities Exchange Commission on June 30, 2005.

***** Incorporated by reference to Registrant's Registration on Form F-3 File No.333-126257 as filed with the Securities Exchange Commission on June 30, 2005.